TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cadbury plc

2. Reason for the notification	State Yes/No

An acquisition or disposal of voting rights	No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	No

Other (please specify): Clarification of holding following a change in the breakdown of voting rights	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Nelson Peltz

4. Full name of shareholder(s) (if different from 3.) (iv):	See section 8 & 9 below

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A

6. Date on which issuer notified:	28 July 2009

7. Threshold(s) that is/are crossed or reached (vi), (vii):	N/A

8. Notified details:

A: Voting rights attached to shares (viii), (ix)

Class/type of shares	Situation		Resulting situation
if possible using	previous to the		after the triggering
the ISIN CODE	Triggering		transaction
	transaction
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights		rights (x)
	Shares	Voting	shares
		Rights
			Direct	Direct	Indirect	Direct	Indirect
				(xi)	(xii)
Ordinary Shares ( GBOOB2PF6M70) Held by Trian Partners GP, L.P. (“Trian Partners GP”)	0	0	6,080	6,080	N/A	0.0004	N/A

Ordinary Shares ( GBOOB2PF6M70) Held by Trian Partners Master Fund, L.P. (“Trian Offshore”)	0	0	19,657,727	19,657,727	N/A	1.4392	N/A

Ordinary Shares ( GBOOB2PF6M70) Held by Trian Partners L.P. (“Trian Onshore”)	0	0	4,997,837	4,997,837	N/A	0.3659	N/A

Ordinary Shares ( GBOOB2PF6M70) Held by Trian Partners Parallel Fund I, L.P. (“Paralell Fund I”)	0	0	621,828	621,828	N/A	0.0455	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of	Expiration	Exercise/	Number of voting	% of voting
financial	date (xiii)	Conversion	rights that may be	rights
instrument		Period/ Date (xiv)	acquired if the
			instrument is
			exercised/ converted

Total Return Swaps	May 2010 through	Exercisable at any	1,218,120	0.0892
entered into by	March 2011	time
Trian Offshore

Total Return Swaps	May 2010 through	Exercisable at any	2,058,482	0.1507
entered into by	March 2011	time
Trian Onshore

Total Return Swaps	May 2010 through	Exercisable at any	45,738	0.0033
entered into by	March 2011	time
Parallel Fund I

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv), (xvi)

Resulting situation after the triggering transaction

Type of financial instrument	Exercise Price	Expiration date (xvii)	Exercise/ Conversion Period/ Date (xviii)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights (xix), (xx)

Total Return Swaps entered into by Trian Offshore	£6.27 through £6.32	September 2010	Exercisable at any time	671,557	Nominal	Delta

					0.0492	N/A

Total Return Swaps entered into by Trian Onshore	£6.27 through £6.32	September 2010	Exercisable at any time	218,055	0.0160	N/A

Total Return Swaps entered into by Parallel Fund I	£6.27 through £6.32	September 2010	Exercisable at any time	19,414	0.0014	N/A

Total Return Swaps entered into by Trian SPV (SUB) IV, L.P. (“SPV IV”)	£6.97 through £7.36	April 2010	Exercisable at any time	12,140,873	0.8889	N/A

Total (A+B+C)

Number of voting rights	% of voting rights

41,655,711	3.0497

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xxi):

Nelson Peltz, is the ultimate person who is interested in the 41,655,711 ordinary shares of the Company pursuant to a series of shareholdings and total return swaps as listed in section 8 above. Each of these entities are controlled by Nelson Peltz through a series of general partnerships: Trian
Partners General Partner, LLC (“Trian Partners GP LLC”) is the general partner of Trian Partners GP, which in turn is the general partner of Trian Onshore,
Trian Offshore and SPV IV, and both Trian Partners GP LLC and Trian Partners GP are interested in 40,968,731 ordinary shares of the Company; and Trian Partners
Parallel Fund I General Partner, LLC is the general partner of Parallel Fund I and is interested in 686,980 ordinary shares of the Company.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

This represents the entire interest of Nelson Peltz in the Cadbury group.

14. Contact name: H A Udow

15. Contact telephone number: 01895 615 007